UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Amendment No. 4

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

AirMedia Group Inc.

(Name of the Issuer)

AirMedia Group Inc.

AirMedia Holdings Ltd.

AirMedia Merger Company Limited

Mr. Herman Man Guo

Ms. Dan Shao

Mr. Qing Xu

Wealthy Environment Limited

Global Earning Pacific Limited

Mambo Fiesta Limited

AirMedia ESOP Company Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.001 per share

American Depositary Shares, each representing two Ordinary Shares

(Title of Class of Securities)

G0135J109

(CUSIP Number)

AirMedia Group Inc. 17/F, Sky Plaza No. 46 Dongzhimenwai Street Dongcheng District, Beijing 100027 The People’s Republic of China Tel: +86-10-8438-6868	AirMedia Holdings Ltd. AirMedia Merger Company Limited 17/F, Sky Plaza No. 46 Dongzhimenwai Street Dongcheng District, Beijing 100027 The People’s Republic of China Tel: +86-10-8438-6868

Mr. Herman Man Guo

Wealthy Environment Limited

AirMedia ESOP Company Limited

17/F, Sky Plaza

No. 46 Dongzhimenwai Street

Dongcheng District, Beijing 100027

The People’s Republic of China

Tel: +86-10-8438-6868

Ms. Dan Shao Global Earning Pacific Limited 17/F, Sky Plaza No. 46 Dongzhimenwai Street Dongcheng District, Beijing 100027 The People’s Republic of China Tel: +86-10-8438-6868

Mr. Qing Xu

Mambo Fiesta Limited

17/F, Sky Plaza No. 46 Dongzhimenwai Street

Dongcheng District, Beijing 100027

The People’s Republic of China

Tel: +86-10-8438-6868

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

David T. Zhang, Esq. Kirkland & Ellis International LLP 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong	Z. Julie Gao, Esq. Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

$184,362,538	$21,367.62

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $2.05 for 85,245,007 outstanding Shares of the issuer subject to the transaction plus (b) the product of options to purchase 10,431,210 Shares multiplied by $0.9213 per option (which is the difference between the $2.05 per share merger consideration and the weighted average exercise price of $1.1287 per share) ((a) and (b) together, the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2017, was calculated by multiplying the Transaction Valuation by 0.0001159. $27,718.17 of the filing fee was previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Amendment No. 4 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) AirMedia Group Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value $0.001 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares, each representing two Shares (“ADSs”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) AirMedia Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) AirMedia Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands wholly-owned by Parent (“Merger Sub”); (d) Mr. Herman Man Guo, founder, chairman and chief executive officer of the Company (“Chairman”); (e) Ms. Dan Shao (“Ms. Shao”); (f) Mr. Qing Xu, a director and the executive president of the Company (“Mr. Xu”); (g) Wealthy Environment Limited, a company incorporated under the laws of the British Virgin Islands 100% beneficially owned by the Chairman (“Wealthy Environment,” and, together with the Chairman, “the Chairman Parties”); (h) Global Earning Pacific Limited, a company incorporated under the laws of the British Virgin Islands 100% beneficially owned by Ms. Shao (“Global Earning,” and, together with Ms. Shao, the “Shao Parties”); (i) Mambo Fiesta Limited, a company incorporated under the laws of the British Virgin Islands 100% beneficially owned by Mr. Xu (“Mambo Fiesta,” and, together with Mr. Xu, the “Xu Parties”); and (j) AirMedia ESOP Company Limited (“ESOP SPV”). Filing Persons (e) and (g) through (i) are collectively referred to herein as the “Rollover Shareholders.” Filing Persons (b) through (i) are collectively referred to herein as the “Buyer Group.”

On September 29, 2015, Parent, Merger Sub and the Company entered into an agreement and plan of merger and subsequently made four amendments on June 27, 2016, December 19, 2016, June 28, 2017 and July 31, 2017 (together, the “merger agreement”), which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the merger agreement (the “plan of merger”). If the merger agreement and the plan of merger are approved and authorized by the Company’s shareholders and the other conditions to the closing of the merger (as described below) are met, Merger Sub will merge with and into the Company (the “merger”), with the Company continuing as the surviving company after the merger.

Under the terms of the merger agreement, at the effective time of the merger, each outstanding Share (including Shares represented by ADSs), other than (a) Shares (and the Shares represented by ADSs) beneficially owned by the Rollover Shareholders (such Shares collectively, the “Rollover Shares”), (b) Shares (including Shares represented by ADSs) owned by Parent, Merger Sub or the Company (as treasury shares, if any), or by any direct or indirect wholly-owned subsidiary of Parent, Merger Sub or the Company, (c) Shares (including Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise of Company Share Awards (as defined below) under any Share Incentive Plans (as defined below), and (d) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Islands Companies Law (the “Dissenting Shares”) (Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”), will be cancelled in exchange for the right to receive $2.05 in cash without interest, and for the avoidance of doubt, because each ADS represents two Shares, each issued and outstanding ADS (other than any ADS representing Excluded Shares) will represent the right to surrender the ADS in exchange for $4.10 in cash per ADS without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement, dated as of November 6, 2007, by and among the Company, J.P. Morgan Chase Bank, N.A., (the “ADS depositary”) and the holders and beneficial owners of ADSs issued thereunder), in each case, net of any applicable withholding taxes described in the merger agreement. The Excluded Shares other than Dissenting Shares will be cancelled for no consideration. The Dissenting Shares will be cancelled for their fair value as determined in accordance with the Cayman Islands Companies Law.

At the effective time of the merger, each share option (each a “Company Share Award”) issued by the Company pursuant to the Company’s 2007 Share Incentive Plan, the 2011 Share Incentive Plan and the 2012 Share Incentive Plan (collectively, the “Share Incentive Plans”) that is outstanding and unexercised, whether vested or not vested or exercisable, will be cancelled in exchange for a cash amount, to be paid as soon as practicable after the effective time of the merger, equal to the product of (i) the excess, if any, of $2.05 over the exercise price of each such Company Share Award and (ii) the number of Shares underlying such Company Share Award, provided that if the exercise price of any such Company Share Award is equal to or greater than $2.05, such Company Share Award shall be cancelled without any payment therefor.

Under the terms of the rollover agreement entered into by and among Parent and the Rollover Shareholders (the “Rollover Agreement”) concurrently with the execution and delivery of the merger agreement, immediately prior to the closing of the merger, the Rollover Shares shall be cancelled and each Rollover Shareholder shall subscribe for the number of ordinary shares in Parent as set forth in the Rollover Agreement. Pursuant to the Rollover Agreement, immediately prior to the closing of the merger, Parent shall become wholly beneficially owned by the Rollover Shareholders and/or their affiliate(s), including the ESOP SPV.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite authorization and approval of the shareholders of the Company. In order for the merger to be completed, the merger agreement, the plan of merger and the merger must be authorized and approved by a special resolution of the Company passed by an affirmative vote of such shareholders representing two-thirds or more of the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting of the shareholders of the Company.

The Company will make available to its shareholders a proxy statement (the “proxy statement,” a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. A copy of the merger agreement is attached to the proxy statement as Annex A and is incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1	Summary Term Sheet

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“The Extraordinary General Meeting—Shareholders and ADS Holders Entitled to Vote; Voting Materials”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Market Price of the ADSs”

(d)	Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Dividend Policy”

(e)	Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs—Prior Public Offerings”

(f)	Prior Stock Purchase. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

•	“Special Factors—Related Party Transactions”

Item 3	Identity and Background of Filing Person

(a)	Name and Address. AirMedia Group Inc. is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)(1)	Material Terms. Not applicable.

(a)(2)	Material Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(b)	Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)	Dissenters’ Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Dissenters’ Rights of Shareholders”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Dissenters’ Rights”

•	“Annex C—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238”

(d)	Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(e)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Shares and ADSs”

(b)	Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(d)	Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Rollover Agreement”

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by the Voting Shareholders at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Transactions in the Shares and ADSs”

•	“Annex A—Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(a)	Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(b)(1)-(8)	Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c)	Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Alternatives to the Merger”

(d)	Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Effect of the Merger on the Company’s Net Book Value and Net Earnings”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—U.S. Income Federal Tax Consequences”

•	“Special Factors—PRC Tax Consequences”

•	“Special Factors—Cayman Islands Tax Consequences”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Summary Term Sheet—Position of Buyer Group as to Fairness”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

(e)	Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

(f)	Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(c)	Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(b)	Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

(c)	Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Fees and Expenses”

•	“Special Factors—Fees and Expenses”

•	“The Merger Agreement and Plan of Merger—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

•	“The Merger Agreement and Plan of Merger—Financing”

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 12	The Solicitation or Recommendation

(a)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Voting by the Voting Shareholders at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Summary Term Sheet—Position of Buyer Group as to Fairness”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the two years ended December 31, 2015 and 2016 incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2016, filed on June 28, 2017 (see page F-1 and following pages).

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(c)	Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a) -(1)	Preliminary Proxy Statement of the Company dated , 2017 (the “proxy statement”).

(a) -(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a) -(3)	Form of Proxy Card, incorporated herein by reference to the proxy statement.

(a) -(4)	Form of ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

(a) -(5)	Press Releases issued by the Company, dated September 30, 2015, June 27, 2016, December 20, 2016, June 28, 2017, July 31, 2017 and October 31, 2017, incorporated herein by reference to Exhibit 99.1 to each of the Reports on Form 6-K furnished by the Company to the SEC on September 30, 2015, June 27, 2016, December 20, 2016, June 28, 2017, July 31, 2017 and October 31, 2017, respectively.

(b) -(1)	Commitment Letter, dated as of September 29, 2015, by and among China Merchants Bank Co., Ltd., New York Branch, Parent and Merger Sub.*

(b) -(2)	Commitment Letter, dated as of July 31, 2017, by and among China Merchants Bank Co., Ltd., New York Branch, Parent and Merger Sub.**

(c) -(1)	Opinion of Duff & Phelps, LLC dated September 29, 2015, incorporated herein by reference to Annex B to the proxy statement.

(c) -(2)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated September 29, 2015.*

(c) -(3)	Opinion of Duff & Phelps, LLC dated June 24, 2016, incorporated herein by reference to Annex B of the proxy statement.

(c) -(4)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated June 24, 2016.**

(c) -(5)	Opinion of Duff & Phelps, LLC dated July 30, 2017, incorporated herein by reference to Annex B of the proxy statement.

(c) -(6)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated July 30, 2017.**

(d) -(1)	Agreement and Plan of Merger, entered into on September 29, 2015 and further amended on June 27, 2016, December 19, 2016, June 28, 2017, July 31, 2017 and October 31, 2017, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d) -(2)	Rollover Agreement, dated as of September 29, 2015, by and among Parent and the Rollover Shareholders incorporated herein by reference to Annex E to the proxy statement.

(d) -(3)	Limited Guarantee, dated as of September 29, 2015 and amended on July 31, 2017, by the Chairman Parties and the Shao Parties in favor of the Company incorporated herein by reference to Annex F to the proxy statement.

(d)-(4)	Voting Agreement, dated as of September 29, 2015, by and among Parent, the Chairman, Mr. Xu, the Rollover Shareholders and Bison Capital Media Limited incorporated herein by reference to Annex G to the proxy statement.

(d)-(5)	Multi-Parties Agreement, dated as of October 31, 2017, by and among the Company, Parent., Merger Sub, AirMedia Technology (Beijing) Co., Ltd., Chairman and Ms. Shao.

(f) -(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.

(f) -(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.

*	Previously filed on November 5, 2015
**	Previously filed on September 7, 2017

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2017

AirMedia Group Inc.

By:	/s/ Conor Chiahung Yang
Name: Conor Chiahung Yang
Title: Special Committee Chairman

AirMedia Holdings Ltd.

By:	/s/ Herman Man Guo
Name: Herman Man Guo
Title: Director

AirMedia Merger Company Limited

By:	/s/ Herman Man Guo
Name: Herman Man Guo
Title: Director

AirMedia ESOP Company Limited

By:	/s/ Herman Man Guo
Name: Herman Man Guo
Title: Director

Mr. Herman Man Guo

/s/ Herman Man Guo

Ms. Dan Shao

/s/ Dan Shao

Mr. Qing Xu

/s/ Qing Xu

Wealthy Environment Limited

By:	/s/ Herman Man Guo
Name: Herman Man Guo
Title: Director

Global Earning Pacific Limited

By:	/s/ Dan Shao
Name: Dan Shao
Title: Director

Mambo Fiesta Limited

By:	/s/ Qing Xu
Name: Qing Xu
Title: Director

Exhibit Index

(a) -(1)	Preliminary Proxy Statement of the Company dated , 2017 (the “proxy statement”).

(a) -(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a) -(3)	Form of Proxy Card, incorporated herein by reference to the proxy statement.

(a) -(4)	Form of ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

(a) -(5)	Press Releases issued by the Company, dated September 30, 2015, June 27, 2016, December 20, 2016, June 28, 2017, July 31, 2017 and October 31, 2017, incorporated herein by reference to Exhibit 99.1 to each of the Reports on Form 6-K furnished by the Company to the SEC on September 30, 2015, June 27, 2016, December 20, 2016, June 28, 2017, July 31, 2017 and October 31, 2017, respectively.

(b) -(1)	Commitment Letter, dated as of September 29, 2015, by and among China Merchants Bank Co., Ltd., New York Branch, Parent and Merger Sub.*

(b) -(2)	Commitment Letter, dated as of July 31, 2017, by and among China Merchants Bank Co., Ltd., New York Branch, Parent and Merger Sub.**

(c) -(1)	Opinion of Duff & Phelps, LLC dated September 29, 2015, incorporated herein by reference to Annex B to the proxy statement.

(c) -(2)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated September 29, 2015.*

(c) -(3)	Opinion of Duff & Phelps, LLC dated June 24, 2016, incorporated herein by reference to Annex B of the proxy statement.

(c) -(4)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated June 24, 2016.**

(c) -(5)	Opinion of Duff & Phelps, LLC dated July 30, 2017, incorporated herein by reference to Annex B of the proxy statement.

(c) -(6)	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated July 30, 2017.**

(d) -(1)	Agreement and Plan of Merger, entered into on September 29, 2015 and further amended on June 27, 2016, December 19, 2016, June 28, 2017, July 31, 2017 and October 31, 2017, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d) -(2)	Rollover Agreement, dated as of September 29, 2015, by and among Parent and the Rollover Shareholders incorporated herein by reference to Annex E to the proxy statement.

(d) -(3)	Limited Guarantee, dated as of September 29, 2015 and amended on July 31, 2017, by the Chairman Parties and the Shao Parties in favor of the Company incorporated herein by reference to Annex F to the proxy statement.

(d)-(4)	Voting Agreement, dated as of September 29, 2015, by and among Parent, the Chairman, Mr. Xu, the Rollover Shareholders and Bison Capital Media Limited incorporated herein by reference to Annex G to the proxy statement.

(d)-(5)	Multi-Parties Agreement, dated as of October 31, 2017, by and among the Company, Parent., Merger Sub, AirMedia Technology (Beijing) Co., Ltd., Chairman and Ms. Shao.

(f) -(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.

(f) -(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.

*	Previously filed on November 5, 2015
**	Previously filed on September 7, 2017